

Mail Stop 3561

April 5, 2010

Yu Chang
Chief Executive Officer
China Agritech, Inc.
Room 3F No. 11 Building, Zhonghong International Business Garden, Future Business Center
Chaoyang North Road, Chaoyang District, Beijing
People's Republic of China, 100024

> **Re: China Agritech, Inc.**
> **Form S-3**
> **Filed March 12, 2010**
> **File No. 333-165449**

Dear Mr. Chang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   Counsel may not attempt to limit reliance. As such, please have counsel remove the penultimate paragraph.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3412 if you have questions regarding these comments.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Mitchell S. Nussbaum, Esq.
        Fax: (212) 407-4990